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SEC FILE NUMBER

SEC Mail Processing
MAR 2 4 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Carolinas Investment Consulting, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5605 Carnegie Blvd., Suite 400

(No. and Street)

Charlotte	NC	28209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Martha Newsom	704/643-2455	mnewsom@carolinasinvest.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker LLP

(Name – if individual, state last, first, and middle name)

227 West Trade St., Ste 100	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

6/7/2005	2324
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeanne Kelsey Fritchley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carolinas Investment Consulting LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VIRGINIA P BRAKE
Notary Public
Mecklenburg
County
My Comm. Exp.
05-18-2026
NORTH CAROLINA

Signature: Jeanne Kelsey Fritchley

Title:
LLC Member, COO

Virginia P. Brake
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: Supplemental SIPC Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAROLINAS INVESTMENT CONSULTING, LLC

CONTENTS

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Carolinas Investment Consulting, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carolinas Investment Consulting, LLC (the "Company") as of December 31, 2022, the related statements of income, changes in members' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Carolinas Investment Consulting, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness as of December 31, 2022 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2016.

GreerWalker LLP

Certified Public Accountants
March 21, 2023
Charlotte, NC

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

CAROLINAS INVESTMENT CONSULTING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash	$	166,003
Receivable from broker/dealer		3,976
Property, at cost (net of accumulated depreciation of $753,923)		117,143
Other assets		85
TOTAL ASSETS	**$**	**287,207**

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accounts payable and accrued expenses	$	73,110
Total Liabilities	$	73,110
Members' Capital	$	214,097
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**287,207**

The accompanying notes are an integral part of these financial statements.

CAROLINAS INVESTMENT CONSULTING, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2022

REVENUE		
Commission income	$	281,224
Interest income		16
Total Revenue	$	281,240
EXPENSES		
Compensation and related benefits	$	52,800
Commission expense		46,728
Occupancy and equipment rental		26,529
Communications		3,928
Income taxes		10,000
Gain on sale of property		(22,200)
Other operating expenses		46,648
Total Expenses	$	164,433
NET INCOME	$	116,807

The accompanying notes are an integral part of these financial statements.

CAROLINAS INVESTMENT CONSULTING, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2022

BALANCE-BEGINNING OF YEAR	**$ 267,290**
Capital distributions	**(170,000)**
Net income	**116,807**
BALANCE-END OF YEAR	**$ 214,097**

The accompanying notes are an integral part of these financial statements.

CAROLINAS INVESTMENT CONSULTING, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2022

Cash Flows from Operating Activities	
Net Income	$ 116,807
Adjustments:	
Depreciation	18,890
Gain on disposal of property	(22,200)
Decrease in other assets	32,985
Increase in accounts payable and accrued expenses	73,110
Net Cash Flow Provided by Operating Activities	219,592
Cash Flows from Investing Activities	
Purchases of property	(11,227)
Proceeds from disposal of property	22,200
Net Cash Flow Provided by Investing Activities	10,973
Cash Flows from Financing Activities	
Capital Distributions	(170,000)
Net Increase in Cash	60,565
Cash Balance at December 31, 2021	105,438
Cash Balance at December 31, 2022	$ 166,003

Supplemental Information

Interest paid during the year ended December 31, 2022 was $0.

The accompanying notes are an integral part of these financial statements.

CAROLINAS INVESTMENT CONSULTING, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2022

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Carolinas Investment Consulting, LLC (the "Company"), a limited liability company, was formed in the state of North Carolina on July 3, 2000. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities.

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the Unites States of America ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC").

Revenue Recognition - The Company receives commissions for the sale of mutual funds, insurance policies, and other financial products to customers. The Company earns trail commissions and 12b-1 fees on certain mutual funds sold to customers for a specified period of time that the customer remains in the fund. The Company records trail commission revenue as trail commissions are remitted to the Company from the mutual funds. The Company records commission revenue for sales of insurance policies on the effective date of the policy. Revenue from the sale of other financial products is recorded on the trade date. The Company believes the performance obligation is satisfied on the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Property - Depreciation of office furniture and equipment is provided using the straight line method over five and seven year periods. Leasehold improvements are depreciated using the straight-line method over a 39 year period.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has evaluated subsequent events through February 28th, 2023, the date which the financial statement were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to value $3,976 in money market funds included in Receivable from broker/dealer (held at Company's clearing broker/dealer) on the statement of financial condition. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - PHANTOM STOCK

The Company has granted certain key employees a percentage of the proceeds in the event of the sale of the Company.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2022, the Company had net capital of $96,869, which was $91,869 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 0.75 to 1.

NOTE 5 - PROPERTY

Property as of December 31, 2022 consisted of the following:

Furniture and equipment	$636,467
Leasehold improvements	172,822
Computer equipment and software	61,778
Total gross cost	871,067
Less: accumulated depreciation and amortization	753,924
Total property, net	117,143

NOTE 5 – PROPERTY – *(Continued)*

Depreciation expense for the year ended December 31, 2022 was $18,890 and is included in occupancy and equipment rental in the accompanying statement of income.

NOTE 6 - INCOME TAXES

As a limited liability company, the Company has elected to file as an S Corporation for federal income tax purposes. Income taxes are therefore the responsibility of the members of the Company. For North Carolina income tax purposes, the Company has elected to be taxed at the corporate level, accordingly, a provision for these income taxes has been recognized in the accompanying financial statements.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. No liabilities for uncertain tax positions were recorded as of December 31, 2022.

NOTE 7 - MEMBERSHIP INTERESTS

Certain terms pertaining to membership interests are listed below. All other terms, obligations, benefits and restrictions of the Company and its membership interests are contained in the operating agreement. Interested parties should consult the operating agreement in its entirety prior to rendering any decision or taking any action with respect to the Company.

Allocations and distributions - All items of income, expense, gain or loss, as well as all distributions made by the Company, are to be allocated and/or distributed to members pro rata according to each member's proportion of ownership interest in relation to all membership interests.

Option to purchase - Upon the termination of employment, retirement, death or disability of a member, the Company shall have the option to purchase all of the terminating member's interest at an amount and under the terms specified in the operating agreement. In addition, if the Company is prohibited by law from purchasing a terminating member's interest, each member of the Company will have the first right of refusal with respect to all, or a portion of the terminating member's interest, as stated in the operating agreement.

NOTE 7 - MEMBERSHIP INTERESTS – *(Continued)*

Admission to membership - Written consent of a majority in interest of all the members and acceptance of all the terms and conditions of the operating agreement are required for admission to membership. However, those purchasing membership interests that have not been admitted to membership may receive all allocations and distributions to which members are entitled.

Prohibited transactions - Any transfer or issuance of membership interest that would constitute a second class of stock or otherwise cause a termination of the Company's election to be taxed as an S Corporation is prohibited.

Employee Options - Four employees have options to purchase up to a 5% ownership interest each in the Company, less any ownership interest already purchased by these four employees. The purchase price will be determined at some time in the future.

Option for majority member – The Company has an agreement which states that, upon death of the majority member, the estate of such member will sell such member's ownership interest to the Company for a price of not less than $10,000,000.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company was allocated up to 2.19% of common office overhead expenses incurred by a company related through common ownership. The Company incurred $100,565 in such charges for the year ended December 31, 2022. As of December 31, 2022, the Company has a liability balance of $63,110 from the company related through common ownership which is included in accounts payable and accrued expenses in the accompanying Statement of Financial Condition.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

CAROLINAS INVESTMENT CONSULTING, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2022

COMPUTATION OF NET CAPITAL	
Total members' capital	**$ 214,097**
Deduct - Non-allowable assets	**(117,228)**
NET CAPITAL	**$ 96,869**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	**$ 4,874**
Minimum dollar net capital requirement	**$ 5,000**
Net capital requirement	**$ 5,000**
Excess Net Capital	**$ 91,869**
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	**$ 73,110**
AGGREGATE INDEBTEDNESS	**$ 73,110**
Percentage of Aggregate Indebtedness to Net Capital	**75.47%**

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-1. 17A-5 Part IIA filing.

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Carolinas Investment Consulting, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carolinas Investment Consulting, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Carolinas Investment Consulting, LLC as of December 31, 2022, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2016.

GreerWalker LLP

Certified Public Accountants
March 21, 2023
Charlotte, NC

CAROLINAS
INVESTMENT CONSULTING LLC

Exemption Report

Carolinas Investment Consulting, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Broker retailing corporate debt securities; (2) Broker or dealer retailing corporate equity securities over-the-counter or on an agency or riskless principal basis; (3) U.S government securities broker; (4) Mutual fund retailer on an application basis or through a clearing firm; (5) Municipal securities broker; (6) Non-exchange member arranging for transactions in listed securities by exchange member; (7) Private placements of securities; (8) Direct Participation Programs; (9) Retailing of Unit Investment Trusts; (10) Broker selling variable life insurance or annuities; (11) Receive and promptly forward funds; (12) Wrap fee programs; (13) Put and call broker; and, (14) Solicitor of time deposits. and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Carolinas Investment Consulting

I, Jeanne Kelsey Fritchley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Title: LLC Member, COO

March 21, 2023

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Carolinas Investment Consulting, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Carolinas Investment Consulting, LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) broker retailing corporate debt securities; (2) broker or dealer retailing corporate equity securities over-the-counter or on an agency or riskless principal basis; (3) U.S government securities broker; (4) mutual fund retailer on an application basis or through a clearing firm; (5) municipal securities broker; (6) non-exchange member arranging for transactions in listed securities by exchange member; (7) private placements of securities; (8) direct participation programs; (9) retailing of unit investment trusts; (10) broker selling variable life insurance or annuities; (11) receive and promptly forward funds; (12) wrap fee programs; (13) put and call broker; and, (14) solicitor of time deposits throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) broker retailing corporate debt securities; (2) broker or dealer retailing corporate equity securities over-the-counter or on an agency or riskless principal basis; (3) U.S government securities broker; (4) mutual fund retailer on an application basis or through a clearing firm; (5) municipal securities broker; (6) non-exchange member arranging for transactions in listed securities by exchange member; (7) private placements of securities; (8) direct participation programs; (9) retailing of unit investment trusts; (10) broker selling variable life insurance or annuities; (11) receive and promptly forward funds; (12) wrap fee programs; (13) put and call broker; and, (14) solicitor of time deposits, (15) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (16) did not carry accounts of or for customers; and (17) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Greenwalter LLP

Certified Public Accountants
March 21, 2023
Charlotte, NC

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Carolinas Investment Consulting, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2022. Management of Carolinas Investment Consulting, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of the overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Greenwalker LLP

Certified Public Accountants
March 21, 2023
Charlotte, NC

CAROLINAS INVESTMENT CONSULTING, LLC

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2022

CAROLINAS INVESTMENT CONSULTING, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
YEAR ENDED DECEMBER 31, 2022

Total Revenue		$ 281,224
Additions:		
None		
Total additions		$ 0
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate account and from transactions in security futures products.		281,224
Revenues from commodity transactions		0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		0
Net gain from securities in investment accounts		0
(i)Total interest and dividend expense but not in excess of total interest and dividend income	0	
(ii)40% of margin interest earned on customers securities accounts	0	
GREATER the line (i) or (ii)		0
Total deductions		$ 281,224
SIPC NET OPERATING REVENUES		$ 0
GENERAL ASSESSMENT @ .0015		$ 0

CAROLINAS INVESTMENT CONSULTING, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
YEAR ENDED DECEMBER 31, 2022

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 0
Less Payments Made:			
	Date Paid	Amount	
			0
Total Assessment Balance			$ 0
Payment made with Form SIPC 7			$ 0